UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________
FORM 11-K
___________________________________________________
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____.
   Commission file number 1-9618
___________________________________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NAVISTAR, INC.
RETIREMENT ACCUMULATION PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NAVISTAR INTERNATIONAL CORPORATION
2701 Navistar Drive
Lisle, Illinois 60532

REQUIRED INFORMATION

Navistar, Inc. is the Plan Administrator of the Navistar, Inc. Retirement Accumulation Plan (the “Plan”). The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of December 31, 2017 and 2016, and for the year ended December 31, 2017, and the schedules as of December 31, 2017, have been prepared in accordance with the financial reporting requirements of ERISA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Navistar, Inc. Retirement Accumulation Plan

By:	/s/ Samara A. Strycker
Name:	Samara A. Strycker
Title:	Senior Vice President and Corporate Controller (Principal Accounting Officer)

Dated: June 26, 2018

FINANCIAL STATEMENTS AND REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
NAVISTAR, INC. RETIREMENT ACCUMULATION PLAN
December 31, 2017 AND 2016

Grant Thornton LLP
Grant Thornton Tower
171 N Clark St Suite 200
Chicago, IL 60601

T 312.856.0200
F 312.565.4719
www.GrantThornton.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator and Plan Participants
Navistar, Inc. Retirement Accumulation Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Navistar, Inc. Retirement Accumulation Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan's auditor since 2006.

Chicago, Illinois
June 26, 2018

Navistar, Inc. Retirement Accumulation Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,

	2017	2016
Assets
Investment in Master Trust, at fair value	$841,612,403	$726,885,452
Receivables
Participant contributions	1,614,990	—
Employer contributions	25,083,905	24,285,612
Notes receivable from participants	8,255,178	7,483,940
Total receivables	34,954,073	31,769,552
Other assets	—	24,520
NET ASSETS AVAILABLE FOR BENEFITS	$876,566,476	$758,679,524

The accompanying notes are an integral part of these statements.

Navistar, Inc. Retirement Accumulation Plan
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2017

Net investment income from Master Trust (Note C)	$124,319,244
Interest income on notes receivable from participants	356,057
Other Income	86,847
Contributions
Participant	28,205,167
Employer Retirement	17,661,307
Employer Matching	7,478,816
Rollovers from other qualified plans	2,317,454
Total contributions	55,662,744
Benefits paid to participants	(62,768,963)
Administrative expenses	(321,062)
Increase in net assets prior to transfers	117,334,867
Transfers from other qualified plans within Master Trust, net	552,085
NET INCREASE	117,886,952
Net assets available for benefits
Beginning of year	758,679,524
End of year	876,566,476

The accompanying notes are an integral part of these statements.

Navistar, Inc. Retirement Accumulation Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

NOTE A – DESCRIPTION OF THE PLAN
The following description of the Navistar, Inc. Retirement Accumulation Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan is sponsored by Navistar, Inc. (the “Company”), the principal operating subsidiary of Navistar International Corporation (“Navistar”), to provide savings and retirement benefits for certain eligible salaried and hourly employees of the Company and of certain affiliates participating under the Plan. The Plan was established January 1, 1996, and has subsequently been amended to maintain qualification under Sections 401(a), 401(k) and 501 of the Internal Revenue Code of 1986, as amended (the “IRC”) and to modify the provisions of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Eligibility
Prior to July 1, 2009, participation in the Plan was limited to those eligible salaried employees of the Company whose initial hire date was on or after January 1, 1996 and to eligible salaried employees of certain affiliates. Effective July 1, 2009, participation includes those participants whose accounts were merged into the Plan, regardless of their initial date of hire.
Contributions and Vesting
Participant contributions may be made to the Plan on a pretax basis, a Roth basis (effective on or after April 1, 2017), an after-tax basis, and/or any combination thereof. Those participants who were age 50 or older during the Plan year are permitted to contribute additional amounts on a pretax and/or Roth basis. Participant contributions may be elected at a minimum level of 1% of eligible compensation at any time. Total participant contributions cannot exceed 90% of eligible compensation. Participant contributions are limited to a prescribed IRC dollar limit; the additional contributions by participants who were age 50 or older are limited to a separate prescribed IRC dollar limit. Subject to Company approval, eligible employees are allowed to make rollover contributions to the Plan, if such contributions satisfy applicable regulations. Such employees are not required to be participants for any purpose other than their rollover account; however, no salary reduction contributions may be made until such time as such employee would otherwise become eligible to and does elect participation in the Plan. Participant salary reduction contributions and rollover contributions are fully vested immediately.
New employees are automatically enrolled in the Plan at an employee pretax contribution rate of 6% of eligible compensation.  In general, such automatic enrollment will be effective the first pay period following the hire date, unless the employee elects to participate earlier or elects to opt out of enrollment until a future date.
The Plan permits, but does not require, the Company or its affiliates to make matching and retirement contributions. Such contributions are subject to a vesting schedule based upon the participant’s length of employment, and fully vest upon completion of five years of service. For those participants who are eligible for such matching contributions, the Company currently matches 50% of the first 6% of eligible compensation deferred as combined pretax and/or Roth contributions by the participant. Additional compensation deferred by a participant who is age 50 or older is not matched by the Company. Retirement contributions are allocated to eligible participants and are calculated as a percentage of eligible compensation, based on the participant’s age. Certain Company affiliates do not provide for a retirement contribution.
Match and retirement contributions are deposited into participant accounts on an annual basis, as soon as administratively practical after the close of the Plan year. A participant who has terminated employment prior to the end of the calendar year for any reason except death, involuntary termination or “retirement” as defined under the Plan, will not receive any Company contributions for that year.
Participant and Company contributions are subject to the combined annual addition limitation of IRC Section 415. Such limit is monitored throughout the Plan year.
Non-vested Company matching and retirement contributions are forfeited when a participant terminates service. Such forfeitures may be used to offset future Company contributions or to pay administrative expenses of the Plan. At December 31, 2017 and 2016, forfeited non-vested accounts approximated $1,378,000 and $1,256,000, respectively. For the employer contributions recognized for the Plan year ended December 31, 2017, approximately $774,000 of forfeitures were used to offset Company contributions.
Investment Options
Participants direct the investment of their account balances and future contributions. Investment options during 2017 and 2016 consisted of funds classified as registered investment companies, collective trusts or Navistar common stock.

Navistar, Inc. Retirement Accumulation Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

NOTE A - DESCRIPTION OF THE PLAN - Continued
Participant Accounts
Individual accounts are maintained for each Plan participant.  Realized gains and losses, unrealized appreciation and depreciation, and dividends and interest are allocated to participants based on their proportionate share of the funds.  Fund managers’ fees are charged to participants’ accounts as a reduction of the return earned on each investment option.  Also, participant accounts are assessed a quarterly recordkeeping fee. For the year ended December 31, 2017, the total annual per participant recordkeeping fee is $49.00 per year, $12.25 to be paid quarterly, which is unchanged from the previous total annual per participant fee.
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their pretax, Roth, after-tax and rollover account balance or $50,000, with no more than two loans outstanding at a time. Company matching and retirement contributions are not available for loans. Loan transactions are treated as a transfer between the applicable investment funds and the loan fund. Loan terms range from one to five years, with the exception of loans made for the purchase of a principal residence, which may be repaid in installments over a period of up to ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to prime plus one percentage point.
Payment of Benefits
Participants may request either an in-service or hardship withdrawal of certain assets in their account. Participants may only withdraw authorized pretax and Roth salary reduction contributions after attaining age 59 ½, or on a hardship basis prior to attaining age 59 ½. Company matching and retirement contributions and investment earnings thereon are not eligible for in-service withdrawal. The amount of any withdrawal, distribution, or loan is first charged against the participant’s interest in Plan investments other than the Navistar Stock Fund on a pro rata basis. Any subsequent distributions of an account invested in the Navistar Stock Fund may be made in the form of Navistar common stock.
A participant’s vested account is distributable at the time a participant separates from service with the Company, suffers a total and permanent disability or dies. When the participant terminates employment prior to reaching normal retirement age with a vested balance of $5,000 or less, and does not elect to have the distribution paid directly to an eligible retirement plan or receive a distribution, then the balance will be rolled over to an individual retirement plan designated by the Plan administrator.
If the vested balance is more than $5,000, the participant has the option of receiving the account upon separation or deferring commencement until a later date. If the participant elects to receive a check and the check remains uncashed after 120 days, the Plan administrator will notify the participant that the check remains uncashed. Following an administrative period, if the check remains uncashed, the check will be void and the funds will be rolled over to an individual retirement plan designated by the Plan administrator. If the participant elects to defer commencement, the deferral generally cannot go beyond April 1 of the calendar year following the year in which the participant attains age 70 ½ or retires, whichever is later. At that time, the participant must begin to receive a required minimum distribution. Accounts are distributed in a single sum prior to this date, or may be distributed at this date as a lump sum or a required minimum distribution.
Administrative Fees
Certain Plan administrative expenses are paid by the Company and are not reflected in the Plan’s financial statements. All other administrative expenses of the Plan are paid by the Plan and charged to the participants’ accounts.

Navistar, Inc. Retirement Accumulation Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The financial statements of the Plan are presented on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
New Accounting Guidance
In February 2017 the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2017-06, Employee Benefit Plan Master Trust Reporting - a consensus of the FASB Emerging Issues Task Force, which provides updated guidance for improving employee benefit plan master trust reporting. The guidance clarifies that for each master trust in which a plan holds an interest that the plan reports its interest in each master trust and the change in value in each master trust interest on separate line items on the statement of net assets available for benefits and statement of changes in net assets available for benefits. The guidance continues to require disclosure of a master trust’s investments by general type but now additionally requires disclosing the individual plan’s dollar amount of its interest in the master trust’s investments by general type. The update also clarifies that the master trust’s other assets and liabilities and the individual plan’s interest in each of those balances should be disclosed. The guidance eliminates for a plan with a divided interest in the individual investments of a master trust the disclosure of its percentage interest in the master trust.
The amendment is effective for fiscal years beginning after December 15, 2018 with early adoption permitted. Entities are required to adopt the guidance retrospectively for all periods presented. The Plan’s administrator is currently evaluating the impact the amendment will have on the Plan’s financial statements and disclosures.
Risks and Uncertainties
Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation
The Plan follows guidance on accounting for fair value measurements which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value. The Plan uses a three-level hierarchy of measurements based upon the reliability of observable and unobservable inputs used to arrive at fair value. Observable inputs are independent market data, while unobservable inputs reflect the Plan management’s assumptions about valuation. Depending on the inputs, the Plan classifies each fair value measurement as follows:

•	Level 1 - based upon quoted prices for identical instruments in active markets

•
Level 2 - based upon quoted prices for similar instruments, prices for identical or similar instruments in markets that are not active, or model-derived valuations all of whose significant inputs are observable, and

•	Level 3 - based upon one or more significant unobservable inputs.
The following describes the methods and significant assumptions used to estimate fair value of the Plan’s investments:
The Plan’s investment in the Navistar, Inc. Defined Contribution Plans Master Trust (“Master Trust”) is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust.

Navistar, Inc. Retirement Accumulation Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued
The investments held by the Master Trust are valued as follows:
Collective trusts: Valued at the net asset value (“NAV”) as provided by the administrator of the fund. The NAV is generally based on the fair value of the underlying assets owned by the trust, minus its liabilities, divided by the number of shares outstanding. One exception is the Plan’s investment in the JPMCB Stable Asset Income Fund (the “JPMCB Fund”), which transacts at contract value. Contract value represents contributions made under the contract less any participant-directed withdrawals plus accrued interest. The JPMCB Fund’s NAV represents fair value since this is the amount at which the Plan transacts with the JPMCB Fund. Collective trusts that invest in assets with observable inputs that reflect quoted prices in an active market are classified as Level 1 and all other collective trusts are classified as Level 2.
Registered investment companies (mutual funds): Valued at the NAV of shares held by the plan at year end, which is obtained from an active market.
Common stock: Valued at the closing price reported on the active market on which the security is traded.
See Note C - Master Trust for the Master Trust’s investments by level within the fair value hierarchy as of December 31, 2017 and 2016.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Income Recognition
Security transactions are accounted for on the trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis. Net realized and unrealized appreciation (depreciation), along with dividend income and interest income (excluding notes receivables from participants) are recorded in the accompanying statement of changes in net assets available for benefits as net investment income from Master Trust.
Participant Withdrawals
As of December 31, 2017 and 2016, there were no benefits which were due to former participants who have withdrawn from participation in the Plan. Benefits are recorded when paid.
Transfers
Transfers between the Plan and the Navistar, Inc. 401(k) Plan for Represented Employees (“Represented Plan”) which participates in the Master Trust occur when a participant incurs a change in job status or a job transfer to another affiliate that makes the participant ineligible to participate in their current plan and requires the transfer of their account balance to another plan within the Master Trust for which they are eligible. Net transfers to the Plan for 2017 are $552,085.

Navistar, Inc. Retirement Accumulation Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

NOTE C - MASTER TRUST
Great West Trust Company, LLC (the “Trustee”) is the trustee for the Plan. All of the Plan’s investment assets are held in a trust account at the Trustee and consist of a divided interest in an investment account of the Master Trust, a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of Plan assets with the assets of another defined contribution plan sponsored by the Company and its affiliated companies for investment and administrative purposes. Although assets of the plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.
The participating plans in the Master Trust net assets and their respective percent interests as of December 31, 2017 and 2016, calculated on a cash basis, are as follows:

	2017	2016
Navistar, Inc. 401(k) Plan for Represented Employees	16.23%	16.73%
Navistar, Inc. Retirement Accumulation Plan	83.77%	83.27%
The following table presents the carrying value of investments of the Master Trust as of December 31:

	2017	2016
Collective trusts	$548,316,532	$490,564,537
Registered investment companies	414,818,465	346,585,066
Navistar common stock	41,588,769	35,781,668
Interest bearing cash	1,265	7,500
Total investments, at fair value	1,004,725,031	$872,938,771
The net investment earnings of the Master Trust for the year ended December 31, 2017 are summarized below:

Net appreciation in fair value of investments	$117,254,550
Dividend and interest income	30,742,311
$147,996,861
The following tables present the Master Trust's investments by level within the fair value hierarchy as of December 31, 2017 and 2016:

2017	Level 1	Level 2	Level 3	Total
Collective trusts	$102,171,143	$446,145,389	$—	$548,316,532
Registered investment companies	414,818,465	—	—	414,818,465
Navistar common stock	41,588,769	—	—	41,588,769
Interest bearing cash	1,265	—	—	1,265
Total assets, at fair value	$558,579,642	$446,145,389	$—	$1,004,725,031

2016	Level 1	Level 2	Level 3	Total
Collective trusts	$78,697,112	$411,867,425	$—	$490,564,537
Registered investment companies	346,585,066	—	—	346,585,066
Navistar common stock	35,781,668	—	—	35,781,668
Interest bearing cash	7,500	—	—	7,500
Total assets, at fair value	$461,071,346	$411,867,425	$—	$872,938,771

Navistar, Inc. Retirement Accumulation Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

NOTE C - MASTER TRUST - Continued
The collective trusts generally provide daily redemption with written notice with the exception of the target date funds valued at $265,974,199 and $227,004,519 at December 31, 2017 and 2016, respectively and the JPMCB Fund valued at $121,289,211 and $130,721,572 at December 31, 2017 and 2016, respectively. Redemption from the target date funds, on a Plan level, is permitted at the end of each month with 30 days written notice. Such advance notice may be waived if mutually agreed by both Navistar, Inc. and the fund manager.
Participants can ordinarily direct the withdrawal or transfer of all or a portion of their investment in the JPMCB Fund at contract value. Certain events may limit the JPMCB Fund's ability to transact at contract value. Such events may include plan termination, bankruptcy and other events outside the normal operation of the JPMCB Fund that may cause a withdrawal which results in a negative market value adjustment. The Plan may terminate its interest in the JPMCB Fund at any time. However, requests received for complete or partial withdrawals must be given in writing not less than 30 days prior to the valuation date, upon which the withdrawal is to be effected, and such withdrawals shall be paid at the lesser of book or market value, as determined by the JPMCB Fund.

NOTE D – CONTINGENCIES
2013 Shareholder Litigation
In March 2013, a putative class action complaint, alleging securities fraud, was filed against Navistar by the Construction Workers Pension Trust Fund - Lake County and Vicinity, on behalf of itself and all other similarly situated purchasers of Navistar common stock between the period of November 3, 2010 and August 1, 2012. A second class action complaint was filed in April 2013 by the Norfolk County Retirement System, individually and on behalf of all other similarly situated purchasers of Navistar common stock between the period of June 9, 2010 and August 1, 2012. A third class action complaint was filed in April 2013 by Jane C. Purnell FBO Purnell Family Trust, on behalf of itself and all other similarly situated purchasers of Navistar common stock between the period of November 3, 2010 and August 1, 2012. Each complaint named Navistar as well as Daniel C. Ustian, Navistar’s former President and Chief Executive Officer, and Andrew J. Cederoth, Navistar’s former Executive Vice President and Chief Financial Officer as defendants. These complaints (collectively, the "10b-5 Cases") contain similar factual allegations which include, among other things, that Navistar violated the federal securities laws by knowingly issuing materially false and misleading statements concerning its financial condition and future business prospects and that it misrepresented and omitted material facts in filings with the U.S. Securities and Exchange Commission concerning the timing and likelihood of U.S. Environmental Protection Agency (“EPA”) certification of Navistar’s EGR technology to meet 2010 EPA emission standards. The plaintiffs in these matters seek compensatory damages and attorneys' fees, among other relief.
In May 2013, an order was entered transferring and consolidating all cases before one judge and in July 2013, the Court appointed a lead plaintiff and lead plaintiff's counsel. The lead plaintiff filed a consolidated amended complaint in October 2013. The consolidated amended complaint enlarged the proposed class period to June 9, 2009 through August 1, 2012, and named fourteen additional current and former directors and officers as defendants. In December 2013, Navistar filed a motion to dismiss the consolidated amended complaint. In July 2014, the Court granted the defendants' Motions to Dismiss, denied the lead plaintiff's Motion to Strike as moot, and gave the lead plaintiff leave to file a second consolidated amended complaint by August 22, 2014.
In August, 2014, the plaintiff timely filed a Second Amended Complaint, which narrowed the claims in two ways. First, the plaintiff abandoned its claims against the majority of the defendants, asserting claims against only Navistar, Dan Ustian, A.J. Cederoth, Jack Allen, and Eric Tech. The plaintiff also shortened the putative class period by changing the class period commencement date from June 9, 2009 to March 10, 2010. Defendants filed their Motion to Dismiss the Second Amended Complaint in September, 2014. In November, 2014, the plaintiff voluntarily dismissed Eric Tech as a defendant. In July 2015, the court issued its Opinion and Order on Navistar’s Motion to Dismiss the Second Amended Complaint. The Motion to Dismiss was granted in part and denied in part. Specifically, the Court (i) dismissed all claims against Navistar, A.J. Cederoth and Jack Allen and (ii) dismissed all claims against Dan Ustian, except for claims regarding two of Mr. Ustian’s statements. Further, all of the dismissed claims were dismissed with prejudice except for claims based on statements made subsequent to the last purchase of Navistar stock. The Court determined that the plaintiff lacked standing and dismissed those claims without prejudice. In December 2015, the parties reported a settlement in principle had been reached, subject to, among other things, final documentation, confirmatory discovery and Court approval. The Court filed a minute entry reflecting such report. On May 25, 2016, the Court entered an order preliminarily approving the settlement, as well as the class notice to be sent in connection with the settlement. On September 15, 2016, the Company engaged Evercore Trust Company, N.A. (“Evercore”) as an independent fiduciary to evaluate the preliminary settlement on behalf of the Plan.

Navistar, Inc. Retirement Accumulation Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

NOTE D - CONTINGENCIES - Continued
Evercore evaluated the preliminary settlement and determined the Plan should neither opt out nor object to it. On November 1, 2016, following the final approval hearing, the court entered an Order and Final Judgment approving the settlement and terminating the 10b-5 Cases. The Plan’s portion of the settlement was not material and the settlement funds were received by the Plan in September 2017 and subsequently allocated to the appropriate participant accounts.
In March 2013, James Gould filed a derivative complaint on behalf of Navistar against Navistar and certain of Navistar’s current and former directors and former officers. The complaint alleges, among other things, that certain Navistar current and former directors and former officers committed a breach of fiduciary duty, waste of corporate assets and were unjustly enriched in relation to similar factual allegations made in the 10b-5 Cases. The plaintiff in this matter seeks compensatory damages, certain corporate governance reforms, certain injunctive relief, disgorgement of the proceeds of certain defendants' profits from the sale of Navistar stock, and attorneys' fees, among other relief. On May 3, 2013, the Court entered a Stipulation and Order to Stay Action, staying the case pending further order of the Court or entry of an order on the motion to dismiss the consolidated amended complaint in the 10b-5 Cases. In November 2016, the parties agreed to settle this matter under an agreement that requires Navistar to make certain corporate governance changes and requires the Navistar’s directors’ and officers’ insurer to make a monetary payment, all subject to approval by the court. In December 2016, the court entered an order preliminarily approving the settlement. In February 2017, the court granted final approval of the settlement and entered a Final Judgment and Order of Dismissal, concluding the matter. The Plan did not receive any portion of the settlement of this derivative complaint against Navistar.
In August 2013, Abbie Griffin, filed a derivative complaint in the State of Delaware Court of Chancery, on behalf of Navistar and all similarly situated stockholders, against Navistar, as the nominal defendant, and certain Navistar current and former directors and former officers. The complaint alleges, among other things, that certain Navistar current and former directors and former officers committed a breach of fiduciary duty in relation to factual allegations similar to those in the Gould action above. The plaintiff in this matter seeks compensatory damages, certain corporate governance reforms, certain injunctive relief, and attorneys' fees, among other relief. On August 29, 2013, the Court entered an order staying the case pending resolution of the defendants' Motion to Dismiss the consolidated amended complaint in the 10b-5 Cases. In November 2016, the parties agreed to settle this matter under an agreement that requires Navistar to make certain corporate governance changes and requires Navistar’s directors’ and officers’ insurer to make a monetary payment, all subject to approval by the court. In February 2017, following final approval of the settlement by the James Gould court (see above), the court entered a Stipulation and Order of Dismissal, concluding the matter. The Plan did not receive any portion of the settlement of this derivative complaint against Navistar.

NOTE E - TAX STATUS OF THE PLAN
The Plan obtained a determination letter dated September 16, 2016, in which the Internal Revenue Service ("IRS") stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated, in all material respects, in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes is included in the Plan’s financial statements.
The Master Trust obtained a determination letter dated May 30, 2014, in which the IRS stated that the Trust, as then designed, was in compliance with the applicable requirements of the IRC.  The Master Trust has been amended since receiving the determination letter.  However, the Plan administrator believes that the Master Trust is currently designed and being operated, in all material respects, in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes related to the Master Trust is included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress.

Navistar, Inc. Retirement Accumulation Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

NOTE F - PLAN TERMINATION
Although the Company expects to continue the Plan indefinitely, the Company, at its discretion, reserves the right to amend, modify, suspend or terminate the Plan, provided that no such action shall deprive any person of any rights to contributions made under the Plan. If the Plan is terminated or contributions thereto have been completely discontinued, the rights of all participants to the amounts credited to their accounts shall be non-forfeitable and the interest of each participant in the funds will be distributed to such participant or his or her beneficiary in accordance with the Plan terms and ERISA. If the Plan is terminated, Plan participants will become fully vested in any funds allocated to them.

NOTE G - RELATED-PARTY TRANSACTIONS
Empower Retirement, an affiliate of the Trustee, is the record keeper as defined by the Master Trust and, therefore, transactions with Empower Retirement qualify as party-in-interest transactions. Also qualifying as party-in-interest transactions are transactions relating to notes receivable from participants and Navistar common stock. As of December 31, 2017 and 2016, respectively, the Master Trust held 969,887 and 1,140,633 shares of Navistar common stock, respectively valued at $41,588,769 and $35,781,668. Fees paid by the Plan for the investment management services are computed as a basis point reduction of the return earned on each investment option, and are included in the net earnings of the Master Trust.
See Note D - Contingencies - regarding certain shareholder securities litigation involving Navistar as a defendant.

NOTE H - RECONCILIATION TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2017	2016
Net assets available for benefits per financial statements	$876,566,476	$758,679,524
Proportionate share adjustment to fair value from contract value for interest in Master Trust relating to fully benefit-responsive investment contracts	(502,146)	(167,775)
Net assets available for benefits per Form 5500	$876,064,330	$758,511,749
Investments in collective trusts are required to be reported at fair value on the Form 5500.
The following is a reconciliation of changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2017:

Change in net assets available for benefits per financial statements	$117,886,952
Proportionate share adjustment to fair value from contract value for interest in Master Trust relating to fully benefit-responsive investment contracts
Current year	(502,146)
Prior year	167,775
Change in net assets available for benefits of Plan net of transfers per Form 5500	$117,552,581

NOTE I – SUBSEQUENT EVENTS
Management of the Plan has evaluated subsequent events from December 31, 2017 through the date these financial statements were issued. There were no subsequent events that require recognition or additional disclosure in these financial statements.

SUPPLEMENTAL SCHEDULE

Navistar, Inc. Retirement Accumulation Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017

Identity of issue	Description of investment	Cost**	Current value
*Various participants	Participant loans at interest rates of 4.25% to 9.25%		$8,255,178
*     Party-in-interest
**     Cost information is not required for participant-directed investments and, therefore, is not included.